200 East Randolph Drive
Chicago, Illinois  60601

Dennis M. Myers, P.C. To Call Writer Directly: 312 861-2232 dmyers@kirkland.com	312 861-2000 www.kirkland.com	Facsimile: 312 861-2200

March 18, 2009

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Melissa Rocha
Terence O’Brien

	Re:	WII Components, Inc.
Form 10-K for the Year Ended December 31, 2007
(SEC File No. 333-115490)

Ladies and Gentlemen:

On behalf of WII Components, Inc. (the “Company” ), we are writing to respond to the additional comments raised in your letter to Mr. Dale B. Herbst, Chief Financial Officer of the Company, dated February 20, 2009, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Annual Report”).  For ease of reference, we have reproduced the comments in their entirety below.

Form 10-K for the Fiscal Year Ended December 31, 2007.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of  Operations, page 9

1.             We note your response to prior comment 2 which included your SFAS 142 analysis for December 31, 2007.  Your analysis illustrates that your fair market value calculation uses comparable companies, comparable transactions and Woodcraft transaction multiples, all of which include various discount rates and premiums.  Please revise your critical accounting policy for goodwill, in future filings, to include a discussion of the material assumptions you made in arriving at fair value and to advise an investor of the financial statement impact if actual results differ from the estimate made by management.  For example, your policy note should specifically discuss your use of comparable companies, comparable transactions and Woodcraft transaction multiples, including the nature of the comparable

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transactions, the types of companies used in your comparable company analysis, why these companies were selected and the limited weight you put on these comparable public company’s trading multiples as well as your basis for this weighting.  Additionally, your policy should discuss the various discounts and premiums applied to the multiples used, your basis for using these particular discounts and premiums and quantify the impact to your fair value calculation if any of these discounts and premiums were to materially change.  Also, your disclosure should discuss the headroom between fair value and the carrying value of the Company’s assets and quantify the impact any material changes to assumptions would have on your SFAS 142 analysis.  State whether any material changes were made between periods in the pool of comparable companies used in your market multiple analyses.  Disclose also whether a goodwill impairment charge could impact the company’s compliance with its debt covenant ratios.  Given that goodwill comprises 50% of total assets, and that quoted stock prices are not available for investors to assess fair value, there is a need for additional detailed and informative disclosures so that investors can understand the material accounting estimates and assumptions used by management in applying SFAS 142.  See Section 501.14 of the Financial Reporting Codification.

Response:             In response to the Staff’s comment, the Company will disclose in its 10-K filing for the period ended December 31, 2008 the following disclosure related to its critical accounting policy on goodwill:

“We evaluate goodwill for impairment annually or whenever an indicator of impairment occurs.  If events or circumstances change, including reductions in anticipated cash flows generated by operations, goodwill could become impaired and result in a charge to earnings.  If a goodwill impairment charge was recorded, the Company’s compliance with financing arrangement covenant ratios would not be impacted as these ratios exclude non-cash charges.

The Company performed its SFAS 142 analysis as of December 31, 2008.  To establish fair market value, items considered were:  (1) comparable public company trading multiples, (2) other comparable transaction multiples, and (3) the Woodcraft transaction multiple resulting from a competitive auction process.

We placed limited weight on comparable public company trading multiples because the public companies are not sufficiently similar to Woodcraft to draw meaningful fair value comparisons.  For example, OEM cabinet manufacturers are burdened by consumer brand and style risk, while other building products companies compete in markets which have greater commoditization and/or greater exposure to new home construction than Woodcraft.  Additionally, large conglomerate businesses are typically too diversified to draw meaningful fair value comparisons to Woodcraft.

We placed limited weight on comparable transactions because there have been no comparable transactions since 2007.  Given the significant changes in overall economic conditions and their impact on our industry since 2007, comparable transaction multiples from 2007, in our opinion, are not relevant for purposes of establishing fair value as of December 31, 2008.  The comparable transaction valuation multiple analysis from 2007 aggregated mean and median valuation multiples that were slightly higher than the transaction multiple associated with our January 2007 transaction.  Although a net discount could be applied to these multiples in valuing our business because of our smaller size (partially offset by a premium, in our opinion, for our more attractive business model), we believe such a discount is unnecessary because of the occurrence of cyclical multiple expansion, as discussed below.

In January 2007, Woodcraft was acquired through a competitive bidding process which established a fair market value based on a multiple of EBITDA for the prior twelve month period.  This multiple was then adjusted to account for the cyclical multiple expansion occurring as a result of the slowdown in housing that had been ongoing since 2006.  We believe valuation multiples in cyclical industries tend to compress at higher points in a cycle and expand at lower points in a cycle.  We refer to this trend as “cyclical multiple expansion.”  As of December 31, 2008, we have advanced two years further into the current housing downturn and, in our opinion, are closer to the low point in this cycle.  Accordingly, we believe this has resulted in expanded multiples.  Moreover, given the severity of the current downturn, we would expect the magnitude of such multiple expansion to be significant.  To account for these expanded multiples, we have applied premiums of 30 — 40% to the January 2007 Woodcraft transaction multiple to compute a low and high range of fair value.  The low and high premiums were based on similar multiple expansions experienced by companies within similar industries from 2006 through 2008.  The companies used to calculate the cyclical multiple expansion for our annual goodwill analysis have been consistent from year to year.  If the number of comparable companies increases or decreases or the cyclical multiple expansion calculations change within these comparable companies, our goodwill impairment analysis could be affected.

Based on the fair market value methodology and assumptions discussed above, as compared to the Company’s December 31, 2008 net worth and interest-bearing indebtedness, we have concluded that no goodwill impairment existed and that the fair value of our assets exceeded the carrying value by approximately 10 to 15%.”

2.             In future filings, please clarify activity in the “Due to Parent” account as financing activities instead of as operating activities.  Otherwise, a disclosure should be provided which clearly reflects compliance with paragraphs 18-20 and 136 of SFAS 95.

Response:             In response to the Staff’s comment, future filings will include activity in the “Due to Parent” account as a financing activity and not an operating activity.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact me at (312) 861-2232.

Sincerely,

Dennis M. Myers, P.C.

cc:	Dale B. Herbst
WII Components, Inc.